SICHENZIA ROSS FRIEDMAN FERENCE LLP
                          61 BROADWAY NEW YORK NY 10006
             TEL 212 930 9700 FAX 212 930 9725 EMAIL: INFO@SRFF.COM




                                                              June 29, 2007


U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Barbara Jacobs,
          Assistant Director
        Mark P. Shuman, Esq.
          Legal Branch Chief
        Jay Ingram, Esq.


     Re:   ProtoSource Corporation
           Schedule 14A initially filed March 7, 2007
           File No: 0-25594

Ladies and Gentlemen:

     ProtoSource Corporation (the "Company"), has today filed an amended preliminary information statement. This letter responds to your letter dated March 12, 2007, relating to comments of the staff of the Securities and Exchange Commission in connection with the above-referenced submission.

     The responses to the staff's comments are numbered to relate to the corresponding comments in your letter.

General
-------

     1. The final page of the Proxy Statement has been amended to include an incorporation by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006 and Quarterly Report on Form 10-QSB for the three months ended March 31, 2007, both of which will be delivered with the Proxy Statement.

     2. The disclosure has been revised to include a materially complete description of the issuances identified in the first full paragraph on page 3, including the nature of the arrangements, agreements and relations with the Company. The descriptions also include the dates of the transactions, the amount of securities sold and a description of the terms and other agreements related to such issuances.

                               *******************

     We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at 212-930-9700.

                                                Very truly yours,

                                                /s/ THOMAS A. ROSE
                                                -----------------------------
                                                Thomas A. Rose


cc:  Mr. Peter Wardle,
       CEO